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May 13, 2014

Via EDGAR

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	CareTrust REIT, Inc.
Amendment No. 5 to Form 10
Filed May 13, 2014
File No. 001-36181

Dear Ms. Gowetski:

Concurrently with the filing of this letter, CareTrust REIT, Inc. (the “Company”), is filing, via EDGAR, Amendment No. 5 to the Company’s registration statement on Form 10 (File No. 001-36181) (the “Registration Statement”).

Amendment No. 5 to the Registration Statement includes as Exhibit 99.1 a revised Information Statement (the “Information Statement”), which primarily reflects the determination of the record and distribution dates for the transaction. The filing also includes as revised Exhibits 3.1, 3.2 and 10.9, the Company’s Articles of Amendment and Restatement, Amended and Restated Bylaws and Incentive Award Plan. To facilitate the Staff’s review, we are supplementally providing a copy of the Registration Statement and the Information Statement, marked to show changes from Amendment No. 4 to the Registration Statement filed on May 8, 2014.

Should you have any questions or comments concerning this filing, or desire any further information regarding the Registration Statement, please contact me at (213) 687-5396.

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 13, 2014

Sincerely,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc:	Gregory K. Stapley, President and Chief Executive Officer

CareTrust REIT, Inc.

William M. Wagner, Chief Financial Officer

CareTrust REIT, Inc.

Suzanne D. Snapper, Chief Financial Officer

The Ensign Group, Inc.

Chad A. Keetch, Assistant Secretary

The Ensign Group, Inc.